Exhibit 99.1
Barclays Bank PLC
This exhibit includes portions from the previously published Results Announcement of Barclays Bank PLC relating to the six months ended 30 June 2023, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Barclays Bank PLC

Barclays Bank PLC

Notes
Barclays Bank PLC is a wholly-owned subsidiary of Barclays PLC. The consolidation of Barclays Bank PLC and its subsidiaries is referred to as the Barclays Bank Group. The consolidation of Barclays PLC and its subsidiaries is referred to as the Barclays Group or Barclays. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2023 to the corresponding six months of 2022 and the balance sheet analysis is as at 30 June 2023 with comparatives relating to 31 December 2022. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.
The information in this announcement, which was approved by the Board of Directors on 26 July 2023, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2022, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
The Barclays Bank Group is a frequent issuer in the debt capital markets, including in the US and the EU, and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, the Barclays Bank Group expects that from time to time over the coming half year it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. The Barclays Bank Group cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Barclays Bank Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, income levels, costs, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend policy and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including, environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations, and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the policies and actions of governmental and regulatory authorities; the Barclays Bank Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Barclays Bank Group’s control; the impact of competition; capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; higher or lower asset valuations; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russia-Ukraine war on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and any disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Barclays Bank Group’s reputation, business or operations; the Barclays Bank Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in Barclays Bank PLC’s filings with the SEC (including, without limitation, Barclays Bank PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2022), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays Bank PLC’s obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays Bank PLC	1

Financial Review
Barclays Bank Group Overview
Barclays Bank PLC is the non-ring-fenced bank within the Barclays Group. The Barclays Bank Group contains the majority of the Barclays Group’s Barclays International division, which comprises the Corporate and Investment Bank (CIB) and Consumer, Cards and Payments (CC&P) businesses. Barclays Bank PLC offers customers and clients a range of products and services spanning consumer and wholesale banking.

Barclays Bank Group results for the half year ended
	30.06.23	30.06.22
	£m	£m	% Change
Total income	9,804	9,990	(2)
Operating expenses	(5,952)	(5,259)	(13)
Litigation and conduct	(34)	(1,833)	98
Total operating expenses	(5,986)	(7,092)	16
Other net income	2	—
Profit before impairment	3,820	2,898	32
Credit impairment charge	(688)	(293)
Profit before tax	3,132	2,605	20
Tax charge	(525)	(476)	(10)
Profit after tax	2,607	2,129	22
Other equity instrument holders	(419)	(328)	(28)
Attributable profit	2,188	1,801	21
	As at 30.06.23	As at 31.12.22
Balance sheet information	£bn	£bn
Cash and balances at central banks	211.6	202.1
Cash collateral and settlement assets	124.0	107.9
Debt securities at amortised cost	35.2	27.3
Loans and advances at amortised cost	148.0	155.2
Trading portfolio assets	165.1	133.8
Financial assets at fair value through the income statement	233.1	211.1
Derivative financial instrument assets	266.1	303.0
Other assets	63.5	63.1
Total assets	1,246.6	1,203.5
Deposits at amortised cost	307.8	291.6
Cash collateral and settlement liabilities	114.3	96.8
Financial liabilities designated at fair value	311.6	272.1
Derivative financial instrument liabilities	254.8	289.2
	As at 30.06.23	As at 31.12.22
Capital and liquidity metrics	£bn	£bn
Common equity tier 1 (CET1) ratio[1,2]	12.5%	12.7%
Barclays Bank PLC DoLSub Liquidity Coverage Ratio	155%	148%
Barclays Bank PLC DoLSub Liquidity Pool	216	191
Total risk weighted assets (RWAs)[1]	204.4	203.8
UK leverage ratio (sub-consolidated)[3]	5.9%
1Barclays Bank PLC’s capital and RWAs are regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. The disclosure above provides a capital metric for Barclays Bank PLC solo-consolidated. For further information, refer to Treasury and Capital Risk on page 21.
2The CET1 ratio is calculated applying the IFRS 9 transitional arrangements of the Capital Requirements Regulation (CRR) as amended by the Capital Requirements Regulation II (CRR II) applicable as at the reporting date. For further detail on the application of CRR and CRR II in the UK, refer to Treasury and Capital Risk on page 21.
3Leverage minimum requirements for Barclays Bank PLC are set at sub-consolidated level effective from 1 January 2023 and the leverage disclosure above is for Barclays Bank PLC sub-consolidated. For further information, refer to Treasury and Capital Risk on page 21

Barclays Bank PLC	2

Financial Review
Barclays Bank Group performance
Income Statement - H123 compared to H122
The Barclays Bank Group’s profit before tax increased 20% to £3,132m, driven by an increase in CIB to £3,022m (H122: £2,511m) and in CC&P to £364m (H122: £229m), partially offset by the loss in Head Office of £254m (H122: £135m loss). CIB’s performance reflected the benefits of income diversification and investment in sustainable growth. CC&P’s performance was driven by continued investment in the business resulting in balance growth and increased income, partially offset by higher impairment charges. Head office performance was mainly driven by hedge accounting losses.
The Barclays Bank Group has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average USD against GBP positively impacted income and profits, and adversely impacted credit impairment charges and total operating expenses.
•Total income decreased 2% to £9,804m
–CIB income decreased 9% to £7,362m. Excluding the impact from prior year hedging arrangements related to the Over-issuance of Securities, CIB income was broadly stable. Global Markets income decreased 23% and 12% excluding the impact from prior year hedging arrangements related to the Over-issuance of Securities of £758m. FICC income declined driven by macro, reflecting lower market volatility and client activity, partially offset by a strong performance in credit. Equities income reduced due to a decline in derivatives income reflecting less volatile equity market conditions. Investment Banking fees decreased 8% due to the reduced fee pool across Advisory and Debt capital markets1, partially offset by an improvement in Equity capital markets. Corporate income increased 63% driven by improved deposit margins in the higher rate environment, lower costs of hedging and the non-repeat of fair value losses on leverage finance lending net of mark to market gains on related hedges in H122
–CC&P income increased 30% to £2,599m reflecting higher US cards balances, including the Gap portfolio acquisition, and merchant acquiring turnover growth in Payments. An income increase in Private Bank was driven by client balance growth, improved margins and the acquisition of the Wealth Management & Investments (WM&I) business from Barclays Bank UK PLC (refer to page 4 for more details)
–Head Office income was a net expense of £157m (H122: £88m net expense) which primarily reflected hedge accounting losses
•Total operating expenses decreased 16% to £5,986m
–CIB total operating expenses decreased 22% to £4,322m. Excluding litigation and conduct charges, operating expenses increased 11% to £4,324m reflecting investment in talent and technology, and the impact of inflation
–CC&P total operating expenses increased 6% to £1,576m. Excluding litigation and conduct charges, operating expenses increased 20% to £1,544m, driven by higher investment spend to support growth, mainly marketing and partnership costs, the Gap portfolio acquisition, the acquisition of the WM&I business from Barclays Bank UK PLC, and the impact of inflation
–Head Office total operating expenses were £88m (H122: £63m)
•Credit impairment charges were £688m (H122: £293m)
–CIB credit impairment charges of £20m (H122: £31m) were driven by single name charges partially offset by the benefit of credit protection and an updated macroeconomic scenarios
–CC&P credit impairment charges increased to £659m (H122: £278m) reflecting higher US cards balances, including the Gap portfolio, and normalising delinquencies. US cards 30 and 90 day arrears were 2.4% (H122: 1.4%) and 1.2% (H122: 0.7%) respectively. The US cards total coverage ratio was 9.0% (December 2022: 8.1%)
•The effective tax rate (ETR) was 16.8% (H122: 18.3%). The prior year included the tax charge recognised for the re-measurement of the Barclays Bank Group’s UK deferred tax assets as a result of the UK banking surcharge rate being reduced from 8% to 3%
1Data source: Dealogic for the period covering 1 January to 30 June 2023.

Barclays Bank PLC	3

Financial Review
Balance sheet, capital and liquidity
30 June 2023 compared to 31 December 2022
•Cash and balances at central banks increased £9.5bn to £211.6bn driven by increased deposits placed in the liquidity pool
•Debt securities at amortised cost increased £7.9bn to £35.2bn driven by increased investment in debt securities in Treasury

•Loans and advances at amortised cost decreased £7.2bn to £148.0bn driven by net loan repayments in CIB and the strengthening of GBP against USD
•Trading portfolio assets increased £31.3bn to £165.1bn driven by increased trading activity at the end of the period within Global Markets
•Financial assets at fair value through the income statement increased £22.0bn to £233.1bn driven by increased secured lending. Financial liabilities designated at fair value increased £39.5bn to £311.6bn driven by increased secured borrowing
•Derivative financial instrument assets and liabilities decreased £36.9bn to £266.1bn and £34.4bn to £254.8bn respectively reflecting lower market volatility and the strengthening of GBP against USD
•Deposits at amortised cost increased £16.2bn to £307.8bn driven by increased deposits in Treasury
•RWAs increased to £204.4bn (December 2022: £203.8bn) as increases in trading and credit RWAs were partly offset by the strengthening of GBP against USD
•The Barclays Bank PLC solo-consolidated CET1 ratio as at 30 June 2023 was 12.5% (December 2022: 12.7%), which is above regulatory capital minimum requirements
•The Liquidity Pool increased to £216bn (December 2022: £191bn) driven by deposit growth. The Barclays Bank PLC Domestic Liquidity Subgroup (‘DoLSub’) liquidity coverage ratio (LCR) remained well above the 100% regulatory requirement at 155% (December 2022: 148%), reflecting an increase in High Quality Liquid Assets (HQLA) relative to net cash outflows versus the year-end position
Other matters
Acquisition of Wealth Management & Investments: In May 2023, Barclays Bank PLC acquired the Wealth Management and Investment (WM&I) business from Barclays Bank UK PLC including the entire issued share capital of Barclays Asset Management Limited and Barclays Investment Solutions Limited along with certain other assets and liabilities, business guarantees and business contracts (together with the transfer of associated employees of Barclays Bank UK PLC). The acquisition and combination with the Private Bank business seeks to improve customer and client experience and create business synergies. The business acquired includes c.£28bn of invested assets generating annualised income of c.£200m.

Barclays Bank PLC	4

Risk Management
Risk management and principal risks
The roles and responsibilities of the business groups, Risk and Compliance in the management of risk in the Barclays Bank Group are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Barclays Bank Group, the process by which the Barclays Bank Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The framework identifies nine principal risks: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, compliance risk, reputation risk and legal risk. Further detail on the Barclays Bank Group’s principal risks and previously identified material existing and emerging risks and how such risks are managed is available in the Barclays Bank PLC Annual Report 2022 (pages 41 to 68), which can be accessed at home.barclays/annualreport. Other than the changes set out in the paragraph below, there have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period.

In Q223, the ‘conduct risk’ principal risk was expanded to include “Laws, Rules and Regulations (LRR) Risk” and consequently renamed 'compliance risk’. Reflecting this, the definition of compliance risk is: 'The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays Bank Group, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk 'LRR Risk').' The definition of the ‘legal risk’ principal risk was updated to: 'The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.' The revised framework has been in force from June 2023.

The following section gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Barclays Bank PLC	5

Credit Risk
Taskforce on Disclosures about Expected Credit Losses (DECL)
The latest DECL III Taskforce recommendation for the minimum product groupings has been adopted in the credit risk performance section for this period and the prior period comparatives have been aligned accordingly. The Barclays Bank Group intends to adopt further enhancements in the credit risk performance section for future periods.
Loans and advances at amortised cost by product
Total loans and advances at amortised cost in the credit risk performance section includes Loans and advances at amortised cost to banks, Loans and advances at amortised cost to customers and Debt securities at amortised cost.

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the gross loans and advances to the extent that the allowance does not exceed the drawn exposure and any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

		Stage 2
As at 30.06.23	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[1]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	7,791	272	16	107	395	767	8,953
Retail credit cards	21,829	3,478	302	227	4,007	1,257	27,093
Retail other	4,583	368	33	249	650	336	5,569
Corporate loans	95,647	9,136	128	205	9,469	1,174	106,290
Debt securities and other[2]	35,497	3,664	—	—	3,664	2	39,163
Total	165,347	16,918	479	788	18,185	3,536	187,068

Impairment allowance
Retail mortgages	9	18	3	2	23	327	359
Retail credit cards	307	860	143	128	1,131	1,006	2,444
Retail other	23	28	1	7	36	99	158
Corporate loans	201	261	11	8	280	336	817
Debt securities and other[2]	19	34	—	—	34	—	53
Total	559	1,201	158	145	1,504	1,768	3,831

Net exposure
Retail mortgages	7,782	254	13	105	372	440	8,594
Retail credit cards	21,522	2,618	159	99	2,876	251	24,649
Retail other	4,560	340	32	242	614	237	5,411
Corporate loans	95,446	8,875	117	197	9,189	838	105,473
Debt securities and other[2]	35,478	3,630	—	—	3,630	2	39,110
Total	164,788	15,717	321	643	16,681	1,768	183,237

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	0.1	6.6	18.8	1.9	5.8	42.6	4.0
Retail credit cards	1.4	24.7	47.4	56.4	28.2	80.0	9.0
Retail other	0.5	7.6	3.0	2.8	5.5	29.5	2.8
Corporate loans	0.2	2.9	8.6	3.9	3.0	28.6	0.8
Debt securities and other[2]	0.1	0.9	—	—	0.9	—	0.1
Total	0.3	7.1	33.0	18.4	8.3	50.0	2.0

1Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £172.4bn and impairment allowance of £156m. This comprises £15m Expected Credit Losses (ECL) on £171.3bn Stage 1 assets, £12m on £877m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £129m on £137m Stage 3 other assets. Loan commitments and financial guarantee contracts have total ECL of £467m.
2Predominantly includes debt securities within Treasury and CIB, these have a total gross exposure of £35.3bn and impairment allowance of £53m. Also includes loans and advances of £3.4bn within Treasury and £0.4bn within Head Office, which have impairment allowance of £nil.

Barclays Bank PLC	6

Credit Risk

		Stage 2
As at 31.12.22	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[1]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	10,458	310	11	41	362	978	11,798
Retail credit cards	22,669	3,252	237	391	3,880	1,129	27,678
Retail other	6,915	384	45	95	524	523	7,962
Corporate loans	96,799	10,235	154	103	10,492	935	108,226
Debt securities and other[2]	26,967	3,691	—	—	3,691	5	30,663
Total	163,808	17,872	447	630	18,949	3,570	186,327

Impairment allowance
Retail mortgages	12	22	2	1	25	356	393
Retail credit cards	331	887	82	158	1,127	818	2,276
Retail other	38	21	3	5	29	171	238
Corporate loans	304	254	12	9	275	293	872
Debt securities and other[2]	8	33	—	—	33	—	41
Total	693	1,217	99	173	1,489	1,638	3,820

Net exposure
Retail mortgages	10,446	288	9	40	337	622	11,405
Retail credit cards	22,338	2,365	155	233	2,753	311	25,402
Retail other	6,877	363	42	90	495	352	7,724
Corporate loans	96,495	9,981	142	94	10,217	642	107,354
Debt securities and other[2]	26,959	3,658	—	—	3,658	5	30,622
Total	163,115	16,655	348	457	17,460	1,932	182,507

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	0.1	7.1	18.2	2.4	6.9	36.4	3.3
Retail credit cards	1.5	27.3	34.6	40.4	29.0	72.5	8.2
Retail other	0.5	5.5	6.7	5.3	5.5	32.7	3.0
Corporate loans	0.3	2.5	7.8	8.7	2.6	31.3	0.8
Debt securities and other[2]	—	0.9	—	—	0.9	—	0.1
Total	0.4	6.8	22.1	27.5	7.9	45.9	2.1
1Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £155.1bn and impairment allowance of £152m. This comprises £7m ECL on £153.8bn Stage 1 assets, £8m on £1,142m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £137m on £141m Stage 3 other assets. Loan commitments and financial guarantee contracts have total ECL of £532m.
2Predominantly includes debt securities within Treasury and CIB, these have a total gross exposure of £27.4bn and impairment allowance of £41m. Also includes loans and advances of £2.9bn within Treasury and £0.4bn within Head Office, which have impairment allowance of £nil.

Barclays Bank PLC	7

Credit Risk
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the methodology used to determine credit impairment provisions is included in the Barclays Bank PLC Annual Report 2022.

Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the period. 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the below tables do not include other financial assets subject to impairment such as cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.

The movements are measured over a six-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2023	10,458	12	362	25	978	356	11,798	393
Transfers from Stage 1 to Stage 2	(218)	—	218	—	—	—	—	—
Transfers from Stage 2 to Stage 1	65	3	(65)	(3)	—	—	—	—
Transfers to Stage 3	(90)	—	(36)	(3)	126	3	—	—
Transfers from Stage 3	10	—	19	1	(29)	(1)	—	—
Business activity in the period	622	3	—	—	—	—	622	3
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(2,154)	(9)	(58)	4	(218)	(21)	(2,430)	(26)
Final repayments	(902)	—	(45)	(1)	(81)	(1)	(1,028)	(2)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	(9)	(9)	(9)	(9)
As at 30 June 2023	7,791	9	395	23	767	327	8,953	359

Retail credit cards
As at 1 January 2023	22,669	331	3,880	1,127	1,129	818	27,678	2,276
Transfers from Stage 1 to Stage 2	(1,468)	(42)	1,468	42	—	—	—	—
Transfers from Stage 2 to Stage 1	1,033	290	(1,033)	(290)	—	—	—	—
Transfers to Stage 3	(197)	(12)	(404)	(205)	601	217	—	—
Transfers from Stage 3	5	3	4	2	(9)	(5)	—	—
Business activity in the period	904	16	45	16	1	1	950	33
Refinements to models used for calculation[1]	—	—	—	—	—	(20)	—	(20)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(1,052)	(267)	64	475	(128)	334	(1,116)	542
Final repayments	(65)	(12)	(17)	(36)	—	(6)	(82)	(54)
Disposals[2]	—	—	—	—	(12)	(8)	(12)	(8)
Write-offs	—	—	—	—	(325)	(325)	(325)	(325)
As at 30 June 2023	21,829	307	4,007	1,131	1,257	1,006	27,093	2,444
1Refinements to models used for calculation reported within Retail credit cards include a £20m movement in US cards. These reflect model enhancements made during the period. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.
2The £12m disposals reported within Retail credit cards relates to debt sales undertaken during the period.

Barclays Bank PLC	8

Credit Risk

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail other
As at 1 January 2023	6,915	38	524	29	523	171	7,962	238
Transfers from Stage 1 to Stage 2	(446)	(3)	446	3	—	—	—	—
Transfers from Stage 2 to Stage 1	138	4	(138)	(4)	—	—	—	—
Transfers to Stage 3	(57)	(1)	(41)	(6)	98	7	—	—
Transfers from Stage 3	1	1	7	2	(8)	(3)	—	—
Business activity in the period	1,086	3	6	1	3	2	1,095	6
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(2,145)	(17)	(79)	12	(148)	(32)	(2,372)	(37)
Final repayments	(909)	(2)	(75)	(1)	(47)	(1)	(1,031)	(4)
Disposals[1]	—	—	—	—	(75)	(35)	(75)	(35)
Write-offs	—	—	—	—	(10)	(10)	(10)	(10)
As at 30 June 2023	4,583	23	650	36	336	99	5,569	158

Corporate loans
As at 1 January 2023	96,799	304	10,492	275	935	293	108,226	872
Transfers from Stage 1 to Stage 2	(4,747)	(21)	4,747	21	—	—	—	—
Transfers from Stage 2 to Stage 1	4,312	49	(4,312)	(49)	—	—	—	—
Transfers to Stage 3	(139)	(1)	(225)	(16)	364	17	—	—
Transfers from Stage 3	47	1	64	2	(111)	(3)	—	—
Business activity in the period	12,224	20	315	13	35	9	12,574	42
Refinements to models used for calculation[2]	—	(49)	—	142	—	—	—	93
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,810	(46)	(1,049)	(90)	212	182	973	46
Final repayments	(14,659)	(56)	(563)	(18)	(91)	(7)	(15,313)	(81)
Disposals[1]	—	—	—	—	(110)	(95)	(110)	(95)
Write-offs	—	—	—	—	(60)	(60)	(60)	(60)
As at 30 June 2023	95,647	201	9,469	280	1,174	336	106,290	817
1The £75m of disposals reported within Retail other includes £64m part sale of Wealth portfolio in Italy and £11m relates to debt sales. The £110m of disposals reported within Corporate loans relates to debt sales undertaken during the period.
2Refinements to models used for calculation reported within Corporate loans include a £93m movement in CIB . These reflect model enhancements made during the period. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.

Barclays Bank PLC	9

Credit Risk

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Debt securities and other
As at 1 January 2023	26,967	8	3,691	33	5	—	30,663	41
Transfers from Stage 1 to Stage 2	(260)	—	260	—	—	—	—	—
Transfers from Stage 2 to Stage 1	118	2	(118)	(2)	—	—	—	—
Transfers to Stage 3	—	—	—	—	—	—	—	—
Transfers from Stage 3	—	—	—	—	—	—	—	—
Business activity in the period	11,438	2	78	1	—	—	11,516	3
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(768)	7	(79)	4	2	—	(845)	11
Final repayments	(1,998)	—	(168)	(2)	(5)	—	(2,171)	(2)
Disposals	—	—	—	—	—	—	—	—
Write-off	—	—	—	—	—	—	—	—
As at 30 June 2023	35,497	19	3,664	34	2	—	39,163	53

Reconciliation of ECL movement to impairment charge/(release) for the period
					Stage 1	Stage 2	Stage 3	Total
					£m	£m	£m	£m
Retail mortgages					(3)	(2)	(20)	(25)
Retail credit cards					(24)	4	521	501
Retail other					(15)	7	(27)	(35)
Corporate loans					(103)	5	198	100
Debt securities and other					11	1		12
ECL movement excluding assets derecognised due to disposals and write-offs[1]					(134)	15	672	553
ECL movement on loan commitments and other financial guarantees					(47)	(36)	18	(65)
ECL movement on other financial assets					8	4	(8)	4
Recoveries and reimbursements[2]					64	(28)	(36)	—
Total exchange and other adjustments								196
Total income statement charge for the period								688
1In H123, gross write-offs amounted to £404m (H122: £560m). Post write-off recoveries amounted to £7m (H122: £20m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £397m (H122: £540m).
2Recoveries and reimbursements include a net reduction of £7m (H122 gain: £11m) in amounts expected to be received under the arrangement where Barclays Bank Group has entered into financial guarantee contracts which provide credit protection over certain loan assets with third parties; cash recoveries of previously written off amounts are £7m (H122: £20m).

Barclays Bank PLC	10

Credit Risk

Loan commitments and financial guarantees

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2023	61	—	1	—	5	—	67	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the year	27	—	—	—	—	—	27	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(21)	—	—	—	(4)	—	(25)	—
Limit management and final repayments	(25)	—	(1)	—	—	—	(26)	—
As at 30 June 2023	42	—	—	—	1	—	43	—

Retail credit cards
As at 1 January 2023	109,291	41	1,973	45	7	1	111,271	87
Net transfers between stages	(646)	14	644	(14)	2	—	—	—
Business activity in the year	9,242	6	76	5	—	—	9,318	11
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(4,448)	(19)	(469)	23	(1)	(1)	(4,918)	3
Limit management and final repayments	(6,304)	(4)	(274)	(16)	—	—	(6,578)	(20)
As at 30 June 2023	107,135	38	1,950	43	8	—	109,093	81

Retail other
As at 1 January 2023	4,497	—	79	—	64	—	4,640	—
Net transfers between stages	(65)	—	39	—	26	—	—	—
Business activity in the year	467	—	1	—	—	—	468	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(1,120)	8	(30)	—	(47)	—	(1,197)	8
Limit management and final repayments	(293)	—	(10)	—	—	—	(303)	—
As at 30 June 2023	3,486	8	79	—	43	—	3,608	8

Corporate loans
As at 1 January 2023	205,207	193	23,873	230	812	22	229,892	445
Net transfers between stages	624	18	(768)	(19)	144	1	—	—
Business activity in the year	22,926	7	543	8	1	—	23,470	15
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,862	(26)	534	(4)	208	20	2,604	(10)
Limit management and final repayments	(26,348)	(51)	(1,749)	(19)	(223)	(2)	(28,320)	(72)
As at 30 June 2023	204,271	141	22,433	196	942	41	227,646	378

Debt securities and other
As at 1 January 2023	13	—	—	—	—	—	13	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the year	14	—	—	—	—	—	14	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(1)	—	—	—	—	—	(1)	—
Limit management and final repayments	—	—	—	—	—	—	—	—
As at 30 June 2023	26	—	—	—	—	—	26	—

Barclays Bank PLC	11

Credit Risk
Management adjustments to models for impairment
Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.
Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product below:
Management adjustments to models for impairment allowance presented by product1

	Impairment allowance pre management adjustments[2]	Economic uncertainty adjustments[3]	Other adjustments	Management adjustments	Total impairment allowance[4]	Proportion of Management adjustments to total impairment allowance
		(a)	(b)	(a+b)
As at 30 June 2023	£m	£m	£m	£m	£m	%
Retail mortgages	361	—	(2)	(2)	359	(0.6)
Retail credit cards	2,559	—	(34)	(34)	2,525	(1.3)
Retail other	199	—	(33)	(33)	166	(19.9)
Corporate loans	1,166	—	29	29	1,195	2.4
Debt securities and other	53	—	—	—	53	—
Total	4,338	—	(40)	(40)	4,298	(0.9)

As at 31 December 2022
Retail mortgages	393	—	—	—	393	—
Retail credit cards	2,309	—	54	54	2,363	2.3
Retail other	217	2	19	21	238	8.8
Corporate loans	1,414	95	(192)	(97)	1,317	(7.4)
Debt securities and other	41	—	—	—	41	—
Total	4,374	97	(119)	(22)	4,352	(0.5)

Economic uncertainty adjustments presented by stage

	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2022	£m	£m	£m	£m
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	2	—	2
Corporate loans	97	(2)	—	95
Debt securities and other	—	—	—	—
Total	97	—	—	97

1Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
2Includes £3.7bn (December 2022: £3.7bn) of modelled ECL, £0.3bn (December 2022: £0.3bn) of individually assessed impairments and £0.3bn (December 2022: £0.4bn) ECL from non-modelled exposures.
3Economic uncertainty adjustments are nil (December 2022: £97m) following the re-build of certain CIB impairment models.
4Total impairment allowance consists of ECL stock on drawn and undrawn exposure.

Barclays Bank PLC	12

Credit Risk
Economic Uncertainty adjustments
Economic uncertainty adjustments are captured in two ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.
During the period, a re-build of certain Corporate and Investment Bank (CIB) models and a granular credit risk assessment for qualifying exposures have resulted in release of adjustments for high-risk sectors and model sensitivity. This is leading to £nil economic uncertainty adjustments as at 30 June 2023.
Other adjustments
Other adjustments are operational in nature and are expected to remain in place until they can be reflected in the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.
Other adjustments of £(40)m (December 2022: £(119)m) includes:
•Retail credit cards: £(34)m (December 2022: £54m) primarily include adjustments informed by model monitoring partially offset by an adjustment in the US to the qualitative measures for high-risk account management (HRAM) accounts, and in Germany for recalibration of Loss Given Default (LGD) to reflect revised recovery expectations. The movement is primarily driven by an adjustment made during the period in the US to limit ECL sensitivity to certain macroeconomic variables.
•Retail other: £(33)m (December 2022: £19m) the movement is primarily informed by operational model adjustments made during the period within Private Banking and Wealth Management. Furthermore, adjustments for model monitoring and the definition of default under the Capital Requirements Regulation have been re-sized within Germany Loans.
•Corporate loans: £29m (December 2022: £(192)m) primarily includes an adjustment recognised to address unintuitive Probability of Default (PD) rates driven by the equity market volatilities.

Management adjustments of £(192)m within Corporate loans as at 31 December 2022 primarily comprised of an adjustment to limit ECL sensitivity to the macroeconomic variable for Federal Tax Receipts and model monitoring adjustments. These adjustments are no longer needed following the re-build of certain CIB impairment models.

Barclays Bank PLC	13

Credit Risk
Measurement uncertainty
Scenarios used to calculate the Barclays Bank Group’s ECL charge were refreshed in Q223 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, although the outlook in major economies has improved somewhat (since Q422), the full effect of the inflation shock and rising rates is lagged and so contributes to a further squeeze of household finances over the coming quarters, posing downside risks to GDP. UK and US unemployment rates increase only gradually in the coming quarters, peaking at 4.5% in Q424 and 4.7% in Q224 respectively. Central banks continue raising interest rates, with both the UK bank rate and the US federal funds rate peaking at 5.25% during 2023.
The Downside 2 scenario is broadly aligned to the previous scenario refresh. Inflation rates rise again as energy prices suddenly surge again amid renewed geopolitical risks. Inflation becomes entrenched and inflation expectations go up, contributing to higher pressure on wage growth. Central banks are forced to raise interest rates sharply with the UK bank rate reaching 8% and the US federal funds rate peaking at 7%. Weakened businesses lay off workers and consumers stop spending exacerbating the downward stress. Unemployment peaks at 8.5% in the UK and 9.8% in the US. Given already stretched valuations, the sharp increase in borrowing costs sees house prices decrease significantly. In the Upside scenarios, lower energy prices add downward pressure on prices globally, while recovering labour force participation limits wage growth. As a result of easing inflation, central banks lower interest rates to support the economic recovery.
The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The decrease in the Downside weightings and the increase in the Upside weightings reflected the improving economic outlook which moved the Baseline UK/US GDP paths closer to the Upside scenarios. For further details see page 15.
The tables on the following pages show the key macroeconomic variables used in the five scenarios (five year annual paths) and the probability weights applied to each scenario.

Barclays Bank PLC	14

Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 30 June 2023	2023	2024	2025	2026	2027
Baseline	%	%	%	%	%
UK GDP[1]	0.3	0.9	1.6	1.8	1.9
UK unemployment[2]	4.1	4.4	4.2	4.2	4.2
UK HPI[3]	(6.1)	(1.3)	2.0	4.3	5.7
UK bank rate	4.8	4.6	3.9	3.8	3.5
US GDP[1]	1.1	0.7	2.0	2.0	2.0
US unemployment[4]	3.8	4.6	4.6	4.6	4.6
US HPI[5]	(0.7)	3.6	2.4	2.7	2.7
US federal funds rate	5.0	3.7	3.0	2.8	3.0

Downside 2
UK GDP[1]	(0.5)	(5.0)	(0.4)	2.5	1.9
UK unemployment[2]	4.4	7.8	8.3	7.7	7.1
UK HPI[3]	(10.2)	(20.5)	(17.7)	5.6	8.2
UK bank rate	5.5	8.0	7.3	6.1	4.8
US GDP[1]	0.5	(4.8)	(0.3)	2.8	2.1
US unemployment[4]	4.5	8.7	9.6	8.5	7.0
US HPI[5]	(1.8)	(3.7)	(4.2)	2.6	4.8
US federal funds rate	5.7	7.0	6.5	5.1	4.2

Downside 1
UK GDP[1]	(0.1)	(2.1)	0.6	2.2	1.9
UK unemployment[2]	4.2	6.1	6.2	5.9	5.6
UK HPI[3]	(8.1)	(11.3)	(8.2)	5.0	7.0
UK bank rate	5.2	6.1	5.6	4.8	4.1
US GDP[1]	0.8	(2.0)	0.8	2.4	2.0
US unemployment[4]	4.1	6.7	7.1	6.5	5.8
US HPI[5]	(1.2)	(0.1)	(0.9)	2.7	3.8
US federal funds rate	5.2	4.9	4.5	4.3	3.8

Upside 2
UK GDP[1]	1.2	4.1	3.2	2.6	2.3
UK unemployment[2]	3.9	3.6	3.5	3.6	3.6
UK HPI[3]	0.4	10.6	4.8	4.2	3.8
UK bank rate	4.4	3.3	2.5	2.5	2.5
US GDP[1]	2.2	3.9	3.0	2.8	2.8
US unemployment[4]	3.4	3.5	3.6	3.6	3.6
US HPI[5]	2.5	5.5	4.6	4.5	4.5
US federal funds rate	4.7	3.2	2.2	2.0	2.0

Upside 1
UK GDP[1]	0.8	2.5	2.4	2.2	2.1
UK unemployment[2]	4.0	4.0	3.9	3.9	3.9
UK HPI[3]	(2.9)	4.5	3.4	4.3	4.7
UK bank rate	4.6	4.0	3.1	3.0	3.0
US GDP[1]	1.6	2.3	2.5	2.4	2.4
US unemployment[4]	3.6	4.1	4.1	4.1	4.1
US HPI[5]	0.9	4.6	3.5	3.6	3.6
US federal funds rate	4.8	3.4	2.6	2.5	2.5
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Barclays Bank PLC	15

Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 31 December 2022	2022	2023	2024	2025	2026
Baseline	%	%	%	%	%
UK GDP[1]	3.3	(0.8)	0.9	1.8	1.9
UK unemployment[2]	3.7	4.5	4.4	4.1	4.2
UK HPI[3]	8.4	(4.7)	(1.7)	2.2	2.2
UK bank rate	1.8	4.4	4.1	3.8	3.4
US GDP[1]	1.8	0.5	1.2	1.5	1.5
US unemployment[4]	3.7	4.3	4.7	4.7	4.7
US HPI[5]	11.2	1.8	1.5	2.3	2.4
US federal funds rate	2.1	4.8	3.6	3.1	3.0

Downside 2
UK GDP[1]	3.3	(3.4)	(3.8)	2.0	2.3
UK unemployment[2]	3.7	6.0	8.4	8.0	7.4
UK HPI[3]	8.4	(18.3)	(18.8)	(7.7)	8.2
UK bank rate	1.8	7.3	7.9	6.6	5.5
US GDP[1]	1.8	(2.7)	(3.4)	2.0	2.6
US unemployment[4]	3.7	6.0	8.5	8.1	7.1
US HPI[5]	11.2	(3.1)	(4.0)	(1.9)	4.8
US federal funds rate	2.1	6.6	6.9	5.8	4.6

Downside 1
UK GDP[1]	3.3	(2.1)	(1.5)	1.9	2.1
UK unemployment[2]	3.7	5.2	6.4	6.0	5.8
UK HPI[3]	8.4	(11.7)	(10.6)	(2.8)	5.2
UK bank rate	1.8	5.9	6.1	5.3	4.6
US GDP[1]	1.8	(1.1)	(1.1)	1.7	2.1
US unemployment[4]	3.7	5.1	6.6	6.4	5.9
US HPI[5]	11.2	(0.7)	(1.3)	0.2	3.6
US federal funds rate	2.1	5.8	5.4	4.4	3.9

Upside 2
UK GDP[1]	3.3	2.8	3.7	2.9	2.4
UK unemployment[2]	3.7	3.5	3.4	3.4	3.4
UK HPI[3]	8.4	8.7	7.5	4.4	4.2
UK bank rate	1.8	3.1	2.6	2.5	2.5
US GDP[1]	1.8	3.3	3.5	2.8	2.8
US unemployment[4]	3.7	3.3	3.3	3.3	3.3
US HPI[5]	11.2	5.8	5.1	4.5	4.5
US federal funds rate	2.1	3.6	2.9	2.8	2.8

Upside 1
UK GDP[1]	3.3	1.0	2.3	2.4	2.1
UK unemployment[2]	3.7	4.0	3.9	3.8	3.8
UK HPI[3]	8.4	1.8	2.9	3.3	3.2
UK bank rate	1.8	3.5	3.3	3.0	2.8
US GDP[1]	1.8	1.9	2.3	2.2	2.2
US unemployment[4]	3.7	3.8	4.0	4.0	4.0
US HPI[5]	11.2	3.8	3.3	3.4	3.4
US federal funds rate	2.1	3.9	3.4	3.0	3.0
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Barclays Bank PLC	16

Credit Risk

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30 June 2023
Scenario probability weighting	13.0	24.7	40.2	15.2	6.9
As at 31 December 2022
Scenario probability weighting	10.9	23.1	39.4	17.6	9.0
Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest cumulative position relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30 June 2023%		%	%	%	%
UK GDP[2]	15.1	11.2	1.3	(2.7)	(6.9)
UK unemployment[3]	3.5	3.9	4.2	6.5	8.5
UK HPI[4]	25.8	14.6	0.8	(25.2)	(41.5)
UK bank rate[3]	2.5	3.0	4.1	6.3	8.0
US GDP[2]	15.9	11.9	1.6	(2.3)	(6.2)
US unemployment[3]	3.3	3.5	4.4	7.2	9.8
US HPI[4]	23.6	17.2	2.1	(2.3)	(10.1)
US federal funds rate[3]	2.0	2.5	3.5	5.3	7.0

As at 31 December 2022
UK GDP[2]	13.9	9.4	1.4	(3.2)	(6.8)
UK unemployment[3]	3.4	3.6	4.2	6.6	8.5
UK HPI[4]	37.8	21.0	1.2	(17.9)	(35.0)
UK bank rate[3]	0.5	0.5	3.5	6.3	8.0
US GDP[2]	14.1	9.6	1.3	(2.5)	(6.3)
US unemployment[3]	3.3	3.6	4.4	6.7	8.6
US HPI[4]	35.0	27.5	3.8	3.7	0.2
US federal funds rate[3]	0.1	0.1	3.3	6.0	7.0
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q123 (2022: Q122).
2Maximum growth relative to Q422 (2022: Q421), based on 20 quarter period in Upside scenarios; 5-year yearly average Compound Annual Growth Rate (CAGR) in Baseline; minimum growth relative to Q422 (2022: Q421), based on 20 quarter period in Downside scenarios.
3Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios.
4Maximum growth relative to Q422 (2022: Q421), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q422 (2022: Q421), based on 20 quarter period in Downside scenarios.

Barclays Bank PLC	17

Credit Risk
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30 June 2023%		%	%	%	%
UK GDP[2]	2.7	2.0	1.3	0.5	(0.3)
UK unemployment[3]	3.6	3.9	4.2	5.6	7.0
UK HPI[4]	4.7	2.8	0.8	(3.4)	(7.6)
UK bank rate[3]	3.0	3.6	4.1	5.2	6.4
US GDP[2]	2.9	2.3	1.6	0.8	—
US unemployment[3]	3.5	4.0	4.4	6.0	7.6
US HPI[4]	4.3	3.2	2.1	0.8	(0.5)
US federal funds rate[3]	2.8	3.2	3.5	4.5	5.7

As at 31 December 2022
UK GDP[2]	3.0	2.2	1.4	0.7	—
UK unemployment[3]	3.5	3.8	4.2	5.4	6.7
UK HPI[4]	6.6	3.9	1.2	(2.6)	(6.4)
UK bank rate[3]	2.5	2.9	3.5	4.7	5.8
US GDP[2]	2.9	2.1	1.3	0.7	—
US unemployment[3]	3.4	3.9	4.4	5.5	6.7
US HPI[4]	6.2	5.0	3.8	2.5	1.2
US federal funds rate[3]	2.8	3.1	3.3	4.3	5.2
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index.
25-year yearly average CAGR, starting 2022 (2022: 2021).
35-year average. Period based on 20 quarters from Q123 (2022: Q122).
45-year quarter end CAGR, starting Q422 (2022: Q421).

Barclays Bank PLC	18

Market Risk
Analysis of management value at risk (VaR)
The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in CIB and Treasury and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class

	Half year ended 30.06.23			Half year ended 31.12.22			Half year ended 30.06.22
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	48	57	38	35	71	17	16	24	8
Interest rate risk	16	25	9	16	23	10	10	19	4
Equity risk	6	10	3	10	16	4	10	29	4
Basis risk	15	24	11	15	20	11	9	24	4
Spread risk	10	14	7	8	11	5	5	10	3
Foreign exchange risk	3	6	1	5	17	3	10	25	2
Commodity risk	—	1	—	—	1	—	—	1	—
Inflation risk	9	11	6	7	11	5	6	17	3
Diversification effect[1]	(62)	n/a	n/a	(52)	n/a	n/a	(39)	n/a	n/a
Total management VaR	45	60	35	44	72	27	27	44	14
1Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average Management VaR was stable at £45m (H2 2022: £44m) and the range narrowed. Management VaR decreased in H1 2023 from a high of £73m as at November 2022, driven by a reduction in funded, fair value leverage loan exposure in Investment Banking and lower volatility. Market volatility and credit spread levels declined in H1 2023 as geopolitical tensions eased, inflation decreased and the pace of interest rate rises moderated.

Barclays Bank PLC	19

Treasury and Capital Risk
Funding and liquidity
Overview
The Liquidity pool increased to £216bn (December 2022: £191bn) driven by deposit growth. The Barclays Bank PLC Domestic Liquidity Subgroup (‘DoLSub’) Liquidity Coverage Ratio (LCR) remained well above the 100% regulatory requirement at 155% (December 2022: 148%), reflecting the increase in High Quality Liquid Assets (HQLA) relative to net cash outflows versus the year-end position.
For the purpose of liquidity management, Barclays Bank PLC and its subsidiary Barclays Capital Securities Limited, a UK broker dealer entity, are monitored on a combined basis by the PRA under the Barclays Bank PLC DoLSub arrangement.
Liquidity risk stress testing
The Internal Liquidity Stress Tests (ILST) measure the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays-specific and market-wide stress event.
The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.
As at 30 June 2023, Barclays Bank PLC DoLSub held eligible liquid assets well above 100% of the net cash outflows to its internal and regulatory requirements. The proportional split of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group. The Barclays Bank PLC DoLSub liquidity pool was held entirely within Barclays Bank PLC.

	As at 30.06.23	As at 31.12.22
	£bn	£bn
Barclays Bank PLC DoLSub Liquidity Pool	216	191

	%	%
Barclays Bank PLC DoLSub Liquidity Coverage Ratio	155	148

Barclays Bank PLC	20

Treasury and Capital Risk
Capital and leverage
Barclays Bank PLC capital requirements are set by the PRA at a solo-consolidated level. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, whose inclusion within the consolidation is subject to PRA approval. On 20 December 2022, the PRA granted permission for leverage minimum requirements to be set at the sub-consolidated level for Barclays Bank PLC effective from 1 January 2023 replacing the individual requirement that was due to become effective at that time. The sub-consolidated group represents the Barclays Bank Group on a regulatory scope of consolidation subject to PRA approval.
The disclosures below provide key capital metrics for Barclays Bank PLC on a solo-consolidated basis and leverage metrics on a sub-consolidated basis. Further information on the risk profile will be included in the Barclays Bank PLC Interim 2023 Pillar 3 Report, expected to be published on 11 August 2023, and which will be available at home.barclays/investor-relations/reports-and-events.
In the disclosures that follow, references to CRR, as amended by CRR II, mean the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.
As at 30 June 2023, the Barclays Bank PLC solo-consolidated CET1 ratio was 12.5% which is above its minimum regulatory requirement of 9.9%.

Capital ratios[1,2,4]	As at 30.06.23	As at 31.12.22
CET1	12.5%	12.7%
Tier 1 (T1)	16.9%	16.7%
Total regulatory capital	20.1%	20.8%

	As at 30.06.23	As at 31.12.22
Capital resources	£m	£m
CET1 capital	25,607	25,907
T1 capital	34,546	34,139
Total regulatory capital	41,068	42,321

Risk weighted assets (RWAs)	204,351	203,833

Barclays Bank PLC is required to disclose a UK leverage ratio at a sub-consolidated level based on capital and exposure on the last day of the quarter. Additionally, it is also required to disclose an average UK leverage ratio based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

As at 30.06.23
Leverage ratio BBPLC Sub-consolidated [1,3,4,5]	£m
UK leverage ratio	5.9%
T1 capital	55,032
UK leverage exposure	937,242

Average UK leverage ratio	5.4%
Average T1 Capital	55,383
Average UK leverage exposure	1,016,946
1Capital, RWAs and leverage are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments.
2The fully loaded CET1 ratio was 12.5%, with £25.6bn of CET1 capital and £204.3bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.
3No comparatives are provided for Leverage as this is the first reporting period for Barclays Bank PLC sub-consolidated.
4The fully loaded Barclays Bank PLC Solo-consolidated and Barclays Bank PLC sub-consolidated CET1 ratios, as are relevant for assessing against the conversion triggers in Barclays Bank PLC AT1 securities (all of which are held by Barclays PLC), were 12.5% and 16.4% respectively calculated without applying the transitional arrangements of the CRR as amended by CRR II.
5The CET1 capital held against the 0.1% countercyclical leverage ratio buffer was £0.9bn

Barclays Bank PLC	21

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)

		Half year ended 30.06.23	Half year ended 30.06.22
	Notes[1]	£m	£m
Interest and similar income		10,692	4,098
Interest and similar expense		(7,572)	(1,865)
Net interest income		3,120	2,233
Fee and commission income	3	4,527	4,008
Fee and commission expense	3	(1,721)	(1,169)
Net fee and commission income	3	2,806	2,839
Net trading income		3,853	5,026
Net investment expense		(14)	(139)
Other income		39	31
Total income		9,804	9,990
Staff costs		(2,827)	(2,600)
Infrastructure, administration and general expenses		(3,125)	(2,659)
Litigation and conduct		(34)	(1,833)
Operating expenses		(5,986)	(7,092)
Share of post-tax results of associates and joint ventures		2	—
Profit before Impairment		3,820	2,898
Credit impairment charge		(688)	(293)
Profit before tax		3,132	2,605
Tax charge		(525)	(476)
Profit after tax		2,607	2,129

Attributable to:
Equity holders of the parent		2,188	1,801
Other equity instrument holders		419	328
Profit after tax		2,607	2,129
1For notes to the Financial Statements see pages 28 to 46.

Barclays Bank PLC	22

Condensed Consolidated Financial Statements

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended 30.06.23	Half year ended 30.06.22
	Notes[1]	£m	£m
Profit after tax		2,607	2,129

Other comprehensive (loss)/income that may be recycled to profit or loss[2]
Currency translation reserve	9	(1,325)	2,008
Fair value through other comprehensive income reserve	9	58	(799)
Cash flow hedging reserve	9	(383)	(2,874)
Other comprehensive loss that may be recycled to profit or loss		(1,650)	(1,665)

Other comprehensive (loss)/income not recycled to profit or loss
Retirement benefit remeasurements	8	(476)	1,090
Own credit	9	(494)	855
Other comprehensive (loss)/income not recycled to profit or loss		(970)	1,945

Other comprehensive (loss)/income for the period		(2,620)	280

Total comprehensive (loss)/income for the period		(13)	2,409
1For notes to the Financial Statements see pages 28 to 46.
2Reported net of tax.

Barclays Bank PLC	23

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)

		As at 30.06.23	As at 31.12.22
Assets	Notes[1]	£m	£m
Cash and balances at central banks		211,644	202,142
Cash collateral and settlement balances		123,955	107,862
Debt securities at amortised cost[2]		35,245	27,303
Loans and advances at amortised cost to banks		10,433	8,961
Loans and advances at amortised cost to customers		137,559	146,243
Reverse repurchase agreements and other similar secured lending		1,293	725
Trading portfolio assets		165,095	133,771
Financial assets at fair value through the income statement		233,105	211,128
Derivative financial instruments		266,128	302,976
Financial assets at fair value through other comprehensive income		47,032	45,084
Investments in associates and joint ventures		27	26
Goodwill and intangible assets		1,531	1,665
Property, plant and equipment		1,305	1,379
Current tax assets		167	737
Deferred tax assets		4,795	4,583
Retirement benefit assets	8	4,140	4,743
Other assets		3,182	4,209
Total assets		1,246,636	1,203,537

Liabilities
Deposits at amortised cost from banks		26,964	20,124
Deposits at amortised cost from customers		280,856	271,455
Cash collateral and settlement balances		114,289	96,811
Repurchase agreements and other similar secured borrowing		25,156	11,965
Debt securities in issue		58,377	60,012
Subordinated liabilities	6	36,325	38,253
Trading portfolio liabilities		70,269	72,460
Financial liabilities designated at fair value		311,595	272,055
Derivative financial instruments		254,794	289,206
Current tax liabilities		347	422
Retirement benefit liabilities	8	180	184
Other liabilities		8,404	10,779
Provisions	7	732	858
Total liabilities		1,188,288	1,144,584

Equity
Called up share capital and share premium		2,348	2,348
Other equity instruments		11,304	10,691
Other reserves	9	(3,388)	(1,464)
Retained earnings		48,084	47,378
Total equity		58,348	58,953

Total liabilities and equity		1,246,636	1,203,537
1For notes to the Financial Statements see pages 28 to 46.
2For the fair value of debt securities at amortised cost see page 37.

Barclays Bank PLC	24

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments[1]	Other reserves[2]	Retained earnings	Total equity
Half year ended 30.06.23	£m	£m	£m	£m	£m
Balance as at 1 January 2023	2,348	10,691	(1,464)	47,378	58,953
Profit after tax	—	419	—	2,188	2,607
Currency translation movements	—	—	(1,325)	—	(1,325)
Fair value through other comprehensive income reserve	—	—	58	—	58
Cash flow hedges	—	—	(383)	—	(383)
Retirement benefit remeasurements	—	—	—	(476)	(476)
Own credit	—	—	(494)	—	(494)
Total comprehensive income for the period	—	419	(2,144)	1,712	(13)
Issue and exchange of equity instruments	—	613	—	—	613
Other equity instruments coupons paid	—	(419)	—	—	(419)
Equity settled share schemes	—	—	—	241	241
Vesting of Barclays PLC shares under equity settled share schemes	—	—	—	(430)	(430)
Dividends paid - ordinary shares	—	—	—	(700)	(700)
Dividends paid - preference shares	—	—	—	(19)	(19)
Own credit realisation	—	—	—	—	—
Net equity impact on intra group transfers	—	—	220	(96)	124
Other movements	—	—	—	(2)	(2)
Balance as at 30 June 2023	2,348	11,304	(3,388)	48,084	58,348

	Called up share capital and share premium	Other equity instruments[1]	Other reserves[2]	Retained earnings	Total equity
Half year ended 31.12.22	£m	£m	£m	£m	£m
Balance as at 1 July 2022	2,348	9,794	53	46,721	58,916
Profit after tax	—	404	—	1,849	2,253
Currency translation movements	—	—	403	—	403
Fair value through other comprehensive income reserve	—	—	(425)	—	(425)
Cash flow hedges	—	—	(2,065)	—	(2,065)
Retirement benefit remeasurements	—	—	—	(1,372)	(1,372)
Own credit	—	—	608	—	608
Total comprehensive income for the period	—	404	(1,479)	477	(598)
Issue and exchange of other equity instruments	—	897	—	8	905
Other equity instruments coupons paid	—	(404)	—	—	(404)
Equity settled share schemes	—	—	—	177	177
Vesting of Barclays PLC shares under equity settled share schemes	—	—	—	(11)	(11)
Dividends paid - ordinary shares	—	—	—	—	—
Dividends paid - preference shares	—	—	—	(16)	(16)
Own credit realisation	—	—	(36)	36	—
Capital contribution from Barclays PLC	—	—	—	—	—
Other movements	—	—	(2)	(14)	(16)
Balance as at 31 December 2022	2,348	10,691	(1,464)	47,378	58,953

Barclays Bank PLC	25

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments[1]	Other reserves[2]	Retained earnings	Total equity
Half year ended 30.06.22	£m	£m	£m	£m	£m
Balance as at 1 January 2022	2,348	9,693	861	43,415	56,317
Profit after tax	—	328	—	1,801	2,129
Currency translation movements	—	—	2,008	—	2,008
Fair value through other comprehensive income reserve	—	—	(799)	—	(799)
Cash flow hedges	—	—	(2,874)	—	(2,874)
Retirement benefit remeasurements	—	—	—	1,090	1,090
Own credit	—	—	855	—	855
Total comprehensive income for the period	—	328	(810)	2,891	2,409
Issue and exchange of other equity instruments		101		30	131
Other equity instruments coupon paid	—	(328)	—	—	(328)
Equity settled share schemes	—	—	—	242	242
Vesting of Barclays PLC shares under equity settled share schemes	—	—	—	(402)	(402)
Dividends paid - ordinary shares	—	—	—	(200)	(200)
Dividends paid - preference shares	—	—	—	(15)	(15)
Own credit realisation	—	—	—	—	—
Capital contribution from Barclays PLC	—	—	—	750	750
Other movements	—	—	2	10	12
Balance as at 30 June 2022	2,348	9,794	53	46,721	58,916

1Other equity instruments of £11,304m (December 2022: £10,691m) comprise AT1 securities issued to Barclays PLC. Barclays PLC uses funds from market issuances to purchase AT1 securities from Barclays Bank PLC. There were two issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities totalling £1,113m which includes issuance cost of £11m and one redemption for £500m for the period ended 30 June 2023. During the period ended 31 December 2022, there were three issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities totalling £3,134m, which includes issuance costs of £32m and two redemptions totalling £2,136m.
2Details of other reserves are shown on pages 39.

Barclays Bank PLC	26

Condensed Consolidated Financial Statements

Condensed consolidated cash flow statement (unaudited)

	Half year ended 30.06.23	Half year ended 30.06.22
	£m	£m
Profit before tax	3,132	2,605
Adjustment for non-cash items	5,832	(7,938)
Net decrease/(increase) in loans and advances at amortised cost	8,081	(22,252)
Net increase in deposits at amortised cost	16,241	48,637
Net (decrease)/increase in debt securities in issue	(1,635)	20,268
Changes in other operating assets and liabilities	308	14,462
Corporate income tax received/(paid)	174	(280)
Net cash from operating activities	32,133	55,502
Net cash from investing activities	(11,947)	(7,071)
Net cash from financing activities	(1,114)	488
Effect of exchange rates on cash and cash equivalents	(6,546)	7,045
Net increase in cash and cash equivalents	12,526	55,964
Cash and cash equivalents at beginning of the period	219,854	185,860
Cash and cash equivalents at end of the period	232,380	241,824

Barclays Bank PLC	27

Financial Statement Notes
1. Basis of preparation
These condensed consolidated interim financial statements (“the financial statements”) for the six months ended 30 June 2023 have been prepared in accordance with (a) the Disclosure Guidance and Transparency Rules (DTR) of the UK’s Financial Conduct Authority (FCA), (b) the Transparency (Directive 2004/109/EC) Regulations 2007 of Ireland (as amended), and (c) (i) UK adopted IAS 34, Interim Financial Reporting (ii) IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB), and (iii) IAS 34, Interim Financial Reporting as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union (EU). UK adopted IAS 34 and EU adopted IAS 34 are currently the same and were the same as at 31 December 2022.
The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2022. The annual financial statements for the year ended 31 December 2022 were prepared in accordance with the requirements of the Companies Act 2006 and in accordance with (i) UK-adopted international accounting standards (ii) International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB, and (iii) IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the EU. UK adopted IFRS and EU adopted IFRS are currently the same and were the same as at 31 December 2022.
The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays Bank PLC Annual Report 2022.
1.Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Barclays Bank Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions which includes a review of a working capital report (WCR). The WCR is used by the Directors to assess the future performance of the Barclays Bank Group and that it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirements forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Barclays Bank Group could experience.
The WCR indicated that the Barclays Bank Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.
2.Other disclosures
The Credit risk disclosures on pages 6 to 18 form part of these interim financial statements.

Barclays Bank PLC	28

Financial Statement Notes
2. Segmental reporting

Analysis of results by business
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
Half year ended 30.06.23	£m	£m	£m	£m
Total income	7,362	2,599	(157)	9,804
Operating expenses	(4,324)	(1,544)	(84)	(5,952)
Litigation and conduct	2	(32)	(4)	(34)
Total operating expenses	(4,322)	(1,576)	(88)	(5,986)
Other net income[1]	2	—	—	2
Profit/(loss) before impairment	3,042	1,023	(245)	3,820
Credit impairment charge	(20)	(659)	(9)	(688)
Profit/(loss) before tax	3,022	364	(254)	3,132

As at 30.06.23	£bn	£bn	£bn	£bn
Total assets	1,147.2	88.0	11.4	1,246.6
Total liabilities	1,105.7	82.4	0.2	1,188.3

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
Half year ended 30.06.22	£m	£m	£m	£m
Total income	8,086	1,992	(88)	9,990
Operating expenses	(3,912)	(1,285)	(62)	(5,259)
Litigation and conduct	(1,632)	(200)	(1)	(1,833)
Total operating expenses	(5,544)	(1,485)	(63)	(7,092)
Other net income[1]	—	—	—	—
Profit/(loss) before impairment	2,542	507	(151)	2,898
Credit impairment (charge)/release	(31)	(278)	16	(293)
Profit/(loss) before tax	2,511	229	(135)	2,605

As at 31.12.22	£bn	£bn	£bn	£bn
Total assets	1,111.2	79.9	12.4	1,203.5
Total liabilities	1,058.2	85.0	1.4	1,144.6

Split of income by geographic region[2]
	Half year ended 30.06.23	Half year ended 30.06.22
	£m	£m
United Kingdom	3,555	4,674
Europe	1,255	1,310
Americas	4,234	3,276
Africa and Middle East	42	31
Asia	718	699
Total	9,804	9,990
1Other net income represents the share of post-tax results of associates and joint ventures.
2The geographical analysis is based on the location of the office where the transactions are recorded.

Barclays Bank PLC	29

Financial Statement Notes
3. Net fee and commission income
Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.23	£m	£m	£m	£m
Fee type
Transactional	242	1,583	—	1,825
Advisory	363	94	—	457
Brokerage and execution	999	43	—	1,042
Underwriting and syndication	1,036	—	—	1,036
Other	49	36	8	93
Total revenue from contracts with customers	2,689	1,756	8	4,453
Other non-contract fee income	71	3	—	74
Fee and commission income	2,760	1,759	8	4,527
Fee and commission expense	(747)	(973)	(1)	(1,721)
Net fee and commission income	2,013	786	7	2,806

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.22	£m	£m	£m	£m
Fee type
Transactional	216	1,229	—	1,445
Advisory	440	72	—	512
Brokerage and execution	734	28	—	762
Underwriting and syndication	1,101	—	—	1,101
Other	30	78	11	119
Total revenue from contracts with customers	2,521	1,407	11	3,939
Other non-contract fee income	67	2	—	69
Fee and commission income	2,588	1,409	11	4,008
Fee and commission expense	(461)	(707)	(1)	(1,169)
Net fee and commission income	2,127	702	10	2,839
Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage.
Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.
Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions and facilitating foreign exchange transactions for spot/forward contracts.
Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.
4.Dividends on ordinary shares and preference shares

	Half year ended 30.06.23	Half year ended 30.06.22

Dividends paid during the period	£m	£m
Ordinary shares	700	200
Preference shares	19	15
Total	719	215
An interim dividend in respect of six months ended 30 June 2023 of £648m was declared on 26 July 2023.

Barclays Bank PLC	30

Financial Statement Notes
5. Fair value of financial instruments
This section should be read in conjunction with Note 16, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2022, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.
Valuation
The following table shows the Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.23	£m	£m	£m	£m
Trading portfolio assets	86,232	72,064	6,799	165,095
Financial assets at fair value through the income statement	6,067	220,867	6,171	233,105
Derivative financial instruments	3,484	258,112	4,532	266,128
Financial assets at fair value through other comprehensive income	18,683	28,299	50	47,032
Investment property	—	—	2	2
Total assets	114,466	579,342	17,554	711,362

Trading portfolio liabilities	(36,740)	(33,477)	(52)	(70,269)
Financial liabilities designated at fair value	(115)	(310,388)	(1,092)	(311,595)
Derivative financial instruments	(4,064)	(245,461)	(5,269)	(254,794)
Total liabilities	(40,919)	(589,326)	(6,413)	(636,658)

As at 31.12.22
Trading portfolio assets	62,469	64,822	6,480	133,771
Financial assets at fair value through the income statement	5,647	199,370	6,111	211,128
Derivative financial instruments	10,054	287,749	5,173	302,976
Financial assets at fair value through other comprehensive income	15,029	30,051	4	45,084
Investment property	—	—	5	5
Total assets	93,199	581,992	17,773	692,964

Trading portfolio liabilities	(43,679)	(28,725)	(56)	(72,460)
Financial liabilities designated at fair value	(133)	(270,880)	(1,042)	(272,055)
Derivative financial instruments	(10,823)	(272,020)	(6,363)	(289,206)
Total liabilities	(54,635)	(571,625)	(7,461)	(633,721)

Barclays Bank PLC	31

Financial Statement Notes
The following table shows the Barclays Bank Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

	As at 30.06.23		As at 31.12.22
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate derivatives	2,520	(2,043)	2,361	(2,858)
Foreign exchange derivatives	182	(176)	1,513	(1,474)
Credit derivatives	342	(694)	290	(603)
Equity derivatives	1,488	(2,356)	1,009	(1,428)
Corporate debt	1,710	(35)	1,677	(49)
Reverse repurchase and repurchase agreements	44	(643)	37	(434)
Non-asset backed loans	7,946	—	8,105	—
Private equity investments	138	—	140	—
Other[1]	3,184	(466)	2,641	(615)
Total	17,554	(6,413)	17,773	(7,461)
1Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, asset backed securities, equity cash products, issued debt, commercial paper, Government and Government sponsored debt and investment property.
Assets and liabilities reclassified between Level 1 and Level 2
During the period there were no material transfers between Level 1 and Level 2 (year ended December 2022: no material transfers between Level 1 and Level 2).
Level 3 movement analysis
The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the period.
Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Barclays Bank PLC	32

Financial Statement Notes

Level 3 movement analysis
		Purchases	Sales	Issues	Settle- ments	Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 30.06.23
	As at 01.01.23					Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	595	338	(118)	—	(53)	5	—	—	36	(29)	774
Non-asset backed loans	4,837	919	(1,152)	—	(311)	4	—	—	556	(334)	4,519
Other	1,048	1,028	(606)	—	(38)	(43)	—	—	430	(313)	1,506
Trading portfolio assets	6,480	2,285	(1,876)	—	(402)	(34)	—	—	1,022	(676)	6,799

Corporate debt	1,079	—	(120)	—	—	(20)	(3)	—	—	—	936
Non-asset backed loans	3,268	1,053	(305)	—	(483)	(33)	(42)	—	28	(106)	3,380
Private equity investments	140	—	—	—	(5)	(5)	8	—	—	—	138
Reverse repurchase and repurchase agreements	38	—	—	—	—	(11)	—	—	46	(29)	44
Other	1,586	794	(530)	—	(150)	(23)	(10)	—	22	(16)	1,673
Financial assets at fair value through the income statement	6,111	1,847	(955)	—	(638)	(92)	(47)	—	96	(151)	6,171

Non-asset backed loans	—	47	—	—	—	—	—	—	—	—	47
Other	4	—	—	—	(1)	—	—	—	—	—	3
Financial assets at fair value through other comprehensive income	4	47	—	—	(1)	—	—	—	—	—	50

Investment property	5	—	—	—	—	—	(3)	—	—	—	2

Trading portfolio liabilities	(56)	(16)	4	—	—	15	—	—	(8)	9	(52)

Financial liabilities designated at fair value	(1,042)	—	—	(226)	—	4	(1)	—	(290)	463	(1,092)

Interest rate derivatives	(497)	—	—	—	19	(35)	—	—	544	446	477
Foreign exchange derivatives	39	—	—	—	—	(31)	—	—	13	(15)	6
Credit derivatives	(313)	(191)	5	—	66	13	—	—	52	16	(352)
Equity derivatives	(419)	(90)	—	—	(132)	(135)	—	—	(104)	12	(868)
Net derivative financial instruments[1]	(1,190)	(281)	5	—	(47)	(188)	—	—	505	459	(737)

Total	10,312	3,882	(2,822)	(226)	(1,088)	(295)	(51)	—	1,325	104	11,141
1Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £4,532m and derivative financial liabilities were £5,269m.

Barclays Bank PLC	33

Financial Statement Notes

Level 3 movement analysis
		Purchases	Sales	Issues	Settle- ments	Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 30.06.22
	As at 01.01.22					Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	389	90	(144)	—	(17)	54	—	—	43	(11)	404
Non-asset backed loans	758	2,448	(459)	—	—	11	—	—	50	(113)	2,695
Other	1,134	419	(178)	—	(302)	60	—	—	191	(167)	1,157
Trading portfolio assets	2,281	2,957	(781)	—	(319)	125	—	—	284	(291)	4,256

Corporate debt	816	45	—	—	(148)	55	—	—	—	—	768
Non-asset backed loans	2,985	1,848	(757)	—	(315)	(76)	—	—	52	—	3,737
Private equity investments	148	19	(60)	—	—	7	11	—	3	(4)	124
Reverse repurchase and repurchase agreements	13	66	—	—	(12)	16	—	—	95	—	178
Other	2,117	4,706	(5,579)	—	5	(59)	181	—	4	(19)	1,356
Financial assets at fair value through the income statement	6,079	6,684	(6,396)	—	(470)	(57)	192	—	154	(23)	6,163

Non-asset backed loans	—	—	—	—	—	—	—	—	—	—	—
Other	38	—	—	—	—	—	—	(2)	—	—	36
Financial assets at fair value through other comprehensive income	38	—	—	—	—	—	—	(2)	—	—	36

Investment property	7	—	(1)	—	—	—	(1)	—	—	—	5

Trading portfolio liabilities	(27)	(35)	3	—	—	(29)	—	—	—	6	(82)

Financial liabilities designated at fair value	(404)	(5)	—	(13)	47	(22)	2	—	(81)	37	(439)

Interest rate derivatives	(260)	25	—	—	(4)	(305)	(9)	—	271	6	(276)
Foreign exchange derivatives	2	—	—	—	(9)	273	—	—	(65)	25	226
Credit derivatives	(386)	(36)	5	—	60	(99)	—	—	20	55	(381)
Equity derivatives	(1,405)	(83)	—	—	170	980	—	—	(9)	272	(75)
Net derivative financial instruments[1]	(2,049)	(94)	5	—	217	849	(9)	—	217	358	(506)

Total	5,925	9,507	(7,170)	(13)	(525)	866	184	(2)	574	87	9,433
1Derivative financial instruments are presented on a net basis. On a gross basis, derivative financial assets were £3,873m and derivative financial liabilities were £4,379m.

Barclays Bank PLC	34

Financial Statement Notes
Unrealised gains and losses on Level 3 financial assets and liabilities
The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Half year ended 30.06.23				Half year ended 30.06.22
	Income statement		Other compre-hensive income	Total	Income statement		Other compre-hensive income	Total
	Trading income	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(35)	—	—	(35)	121	—	—	121
Financial assets at fair value through the income statement	(87)	(50)	—	(137)	16	9	—	25
Financial assets at fair value through other comprehensive income	—	—	—	—	—	—	(2)	(2)
Investment properties	—	(3)	—	(3)	—	(1)	—	(1)
Trading portfolio liabilities	15	—	—	15	(35)	—	—	(35)
Financial liabilities designated at fair value	2	(1)	—	1	(14)	—	—	(14)
Net derivative financial instruments	(186)	—	—	(186)	862	(1)	—	861
Total	(291)	(54)	—	(345)	950	7	(2)	955
Valuation techniques and sensitivity analysis
Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

Current period valuation and sensitivity methodologies are consistent with those described within Note 16, Fair value of financial instruments in the Barclays Bank PLC Annual Report 2022.

Sensitivity analysis of valuations using unobservable inputs
	As at 30.06.23				As at 31.12.22
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income Statement	Equity	Income statement	Equity	Income Statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	123	—	(186)	—	119	—	(155)	—
Foreign exchange derivatives	11	—	(17)	—	16	—	(22)	—
Credit derivatives	27	—	(79)	—	79	—	(71)	—
Equity derivatives	186	—	(264)	—	161	—	(168)	—
Corporate debt	23	—	(22)	—	45	—	(27)	—
Non-asset backed loans	295	1	(535)	(1)	244	—	(450)	—
Private equity investments	7	—	(7)	—	10	—	(10)	—
Other[1]	112	—	(109)	—	53	—	(64)	—
Total	784	1	(1,219)	(1)	727	—	(967)	—
1Other includes commercial real estate loans, asset backed securities, equity cash products, fund and fund-linked products, asset backed loans, issued debt, commercial paper, Government and Government sponsored debt and investment property.
The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £785m (December 2022: £727m) or to decrease fair values by up to £1,220m (December 2022: £967m) with substantially all the potential effect impacting profit and loss rather than reserves.

Barclays Bank PLC	35

Financial Statement Notes
Significant unobservable inputs
The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with those set out in Note 16, Fair value of financial instruments in the Barclays Bank PLC Annual Report 2022.
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	As at 30.06.23	As at 31.12.22
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(543)	(566)
Uncollateralised derivative funding	(24)	(11)
Derivative credit valuation adjustments	(241)	(319)
Derivative debit valuation adjustments	196	208
•Exit price adjustments derived from market bid-offer spreads decreased by £23m to £543m
•Uncollateralised derivative funding increased by £13m to £24m
•Derivative credit valuation adjustments decreased by £78m to £241m as a result of tightening input counterparty credit spreads
•Derivative debit valuation adjustments decreased by £12m to £196m
Portfolio exemption
The Barclays Bank Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £183m (December 2022: £106m) for financial instruments measured at fair value and £24m (December 2022: £25m) for financial instruments carried at amortised cost. There are additions and FX gains of £107m (December 2022: £49m) and amortisation and releases of £30m (December 2022: £65m) for financial instruments measured at fair value and amortisation and releases of £1m (December 2022: £3m) offset by additions of nil (December 2022: £nil) for financial instruments carried at amortised cost.
Third party credit enhancements
Structured and brokered certificates of deposit issued by the Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that the Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £4,648m (December 2022: £5,197m).

Barclays Bank PLC	36

Financial Statement Notes
Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with those described within Note 16, Fair value of financial instruments in the Barclays Bank PLC Annual Report 2022.
The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Bank Group’s balance sheet:

	As at 30.06.23		As at 31.12.22
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Debt securities at amortised cost	35,245	33,869	27,303	27,006
Loans and advances at amortised cost	147,992	148,490	155,204	154,721
Reverse repurchase agreements and other similar secured lending	1,293	1,293	725	725

Financial liabilities
Deposits at amortised cost	(307,820)	(307,811)	(291,579)	(291,552)
Repurchase agreements and other similar secured borrowing	(25,156)	(25,153)	(11,965)	(11,966)
Debt securities in issue	(58,377)	(58,266)	(60,012)	(59,895)
Subordinated liabilities	(36,325)	(35,403)	(38,253)	(38,686)
6. Subordinated liabilities

	Half year ended 30.06.23	Year ended 31.12.22
	£m	£m
Opening balance	38,253	32,185
Issuances	3,502	15,381
Redemptions	(3,661)	(8,367)
Other	(1,769)	(946)
Closing balance	36,325	38,253

Designated at fair value (Note 5)	503	521
Total subordinated liabilities	36,828	38,774
Issuances of £3,502m comprise £3,365m in intra-group loans from Barclays PLC and £137m USD Floating Rate Notes issued externally by a Barclays Bank PLC subsidiary.
Redemptions of £3,661m comprise £3,644m in intra-group loans from Barclays PLC and £17m USD Floating Rate Notes issued externally by a Barclays Bank PLC subsidiary.
Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

Barclays Bank PLC	37

Financial Statement Notes
7. Provisions

	As at 30.06.23	As at 31.12.22
	£m	£m
Customer redress	35	46
Legal, competition and regulatory matters	59	113
Redundancy and restructuring	17	45
Undrawn contractually committed facilities and guarantees	467	532
Sundry provisions	154	122
Total	732	858
8. Retirement benefits
As at 30 June 2023, the Barclays Bank Group’s IAS 19 net pension surplus across all schemes was £4.0bn (December 2022: £4.6bn). The UK Retirement Fund (UKRF), which is the Barclays Bank Group’s main scheme, had an IAS 19 net pension surplus of £4.1bn (December 2022: £4.7bn). The movement for the UKRF was mainly driven by actual price inflation being higher than assumed, future long-term price inflation expected to be higher than assumed at the start of the year and assets underperforming relative to the discount rate, partially offset by an increase in discount rate.
UKRF funding valuations
The latest triennial actuarial valuation of the UKRF with an effective date of 30 September 2022 was completed in February 2023. The valuation showed a funding surplus of £2bn (2021 update: £0.6bn surplus).
As the UKRF had a funding surplus at the valuation date the 2023 deficit reduction contribution (£286m), agreed as part of the 2019 triennial actuarial valuation, is no longer required, and no recovery plan is needed.

Barclays Bank PLC	38

Financial Statement Notes
9. Other reserves

	As at 30.06.23	As at 31.12.22
	£m	£m
Currency translation reserve	3,667	4,992
Fair value through other comprehensive income reserve	(1,284)	(1,342)
Cash flow hedging reserve	(5,940)	(5,557)
Own credit reserve	(27)	467
Other reserves	196	(24)
Total	(3,388)	(1,464)
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Bank Group’s net investment in foreign operations, net of the effects of hedging.
As at 30 June 2023, there was a cumulative gain of £3,667m (December 2022: £4,992m gain) in the currency translation reserve, a loss during the period of £1,325m. This principally reflects the strengthening of GBP against USD and EUR during the period.
Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the cumulative unrealised gains and losses on fair value through other comprehensive income investments since initial recognition.
As at 30 June 2023, there was a cumulative loss of £1,284m (December 2022: £1,342m loss) in the fair value through other comprehensive income reserve, a gain during the period of £58m. This is principally driven by a £96m gain from the increase in fair value of bonds due to decreasing bond yields, partially offset by a net gain of £19m transferred to the income statement and a tax charge of £19m.
Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.
As at 30 June 2023, there was a cumulative loss of £5,940m (December 2022: £5,557m loss) in the cash flow hedging reserve, a loss during the period of £383m. This principally reflects a £1,262m loss from fair value movements of interest rate swaps held for hedging purposes as major interest rate forward curves increased partially offset by £724m losses transferred to the income statement and a tax credit of £155m.
Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.
As at 30 June 2023, there was a cumulative loss of £27m (December 2022: £467m gain) in the own credit reserve, a loss during the period of £494m. This principally reflects a £682m loss from the tightening of credit spreads partially offset by a tax credit of £188m.
Other reserves
As at 30 June 2023, there was a cumulative gain of £196m (December 2022: £24m loss) in other reserves. The gain during the period is driven by the recognition of a £124m merger reserve, which arose on the acquisition of the issued share capital of Barclays Asset Management Limited and Barclays Investment Solutions Limited and certain other assets and liabilities, business guarantees, business contracts and business employee contracts from Barclays Bank UK PLC. See Note 14 Barclays Bank PLC parent company information for further information.

Barclays Bank PLC	39

Financial Statement Notes
10. Contingent liabilities and commitments

	As at 30.06.23	As at 31.12.22
Contingent liabilities and financial guarantees	£m	£m
Guarantees and letters of credit pledged as collateral security	19,108	17,700
Performance guarantees, acceptances and endorsements	8,041	8,100
Total	27,149	25,800

Commitments
Documentary credits and other short-term trade related transactions	1,356	1,748
Standby facilities, credit lines and other commitments	324,223	333,229
Total	325,579	334,977
Further details on contingent liabilities, where it is not practicable to disclose an estimate of the potential financial effect on the Barclays Bank Group relating to legal and competition and regulatory matters can be found in note 11 below.
11. Legal, competition and regulatory matters
The Barclays Bank Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.
The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies applicable to Note 7, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Barclays Bank Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Barclays Bank Group’s potential financial exposure in respect of those matters.
Investigations into certain advisory services agreements
FCA proceedings
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Warning Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Warning Notices was £50m. Barclays PLC and Barclays Bank PLC contested the findings. In September 2022, the FCA’s Regulatory Decisions Committee (RDC) issued Decision Notices finding that Barclays PLC and Barclays Bank PLC breached certain disclosure-related listing rules. The RDC also found that in relation to the disclosures made in the Capital Raising of November 2008, Barclays PLC and Barclays Bank PLC acted recklessly, and that Barclays PLC breached Listing Principle 3. The RDC upheld the combined penalty of £50m on Barclays PLC and Barclays Bank PLC, the same penalty as in the Warning Notices. Barclays PLC and Barclays Bank PLC have referred the RDC’s findings to the Upper Tribunal for reconsideration.
Investigations into LIBOR and other benchmarks and related civil actions
Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC’s involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Bank Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.
USD LIBOR civil actions
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Barclays Bank PLC	40

Financial Statement Notes
Putative class actions and individual actions seek unspecified damages with the exception of one lawsuit, in which the plaintiffs are seeking no less than $100m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays Bank PLC has previously settled certain claims. The financial impact of these settlements is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
Sterling LIBOR civil actions
In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants’ motion to dismiss the claims was granted in 2018. The plaintiffs have appealed the dismissal.
Japanese Yen LIBOR civil actions
In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff’s antitrust claims, and, in 2020, the court dismissed the plaintiff’s remaining CEA claims.
In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. Barclays and the plaintiffs reached a settlement of $17.75m for both actions, which received final court approval in March 2023. This matter is now concluded.
ICE LIBOR civil action
In August 2020, an action related to the LIBOR benchmark administered by the Intercontinental Exchange Inc. and certain of its affiliates (ICE) was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. The plaintiffs’ motion seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR was denied. The defendants’ motion to dismiss the case was granted in September 2022. The plaintiffs have filed an amended complaint, which the defendants have moved to dismiss.
Non-US benchmarks civil actions
There remains one claim, issued in 2017 against Barclays Bank PLC and other banks in the UK in connection with alleged manipulation of LIBOR. Proceedings have also been brought in a number of other jurisdictions in Europe, Argentina and Israel relating to alleged manipulation of LIBOR and EURIBOR. Additional proceedings in other jurisdictions may be brought in the future.
Credit Default Swap civil action
A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law. The defendants’ motion to dismiss was denied in June 2023.
Foreign Exchange investigations and related civil actions
The Barclays Bank Group has been the subject of investigations in various jurisdictions in relation to certain sales and trading practices in the Foreign Exchange market. Settlements were reached in various jurisdictions in connection with these investigations, including the EU and US. The financial impact of any remaining ongoing investigations is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Bank Group and other banks in relation to alleged manipulation of Foreign Exchange markets.
US FX opt out civil action
In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs who opted out of the Consolidated FX Action filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiffs’ claims were dismissed in 2020. Barclays PLC, Barclays Bank PLC, and BCI have reached a settlement of all claims against them in the matter. A settlement payment was made in April 2023 and the matter is now concluded. The financial impact of this settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
US retail basis civil action
In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY

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has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Barclays Bank Group and all other defendants. The plaintiffs filed an amended complaint. The defendants’ motion for summary judgment was granted in March 2023, dismissing the plaintiffs’ remaining claims. The plaintiffs are appealing the decision.
Non-US FX civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel, Brazil and Australia. Additional proceedings may be brought in the future.
The above-mentioned proceedings include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify these claims in the first quarter of 2022. In July 2023, the Court of Appeal overturned the CAT’s decision and found that the claims should be certified on an opt out basis. The Court of Appeal upheld the CAT’s determination as to which of the two purported class representatives should be chosen to bring the claim. Subject to further appeal, only the claim brought by the chosen class representative will now proceed in the CAT. Also in 2019, a separate claim was filed in the UK in the High Court of Justice (High Court), and subsequently transferred to the CAT, by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading. This claim has been settled as part of the settlement payment referred to under the US FX opt out civil action above and the matter is now concluded.
Metals related civil actions
A US civil complaint alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws was brought by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, and transferred to the SDNY. The complaint was dismissed against these Barclays entities and certain other defendants in 2018, and against the remaining defendants in May 2023. The plaintiffs have appealed the dismissal of the complaint against all defendants.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.
US residential mortgage related civil actions
There are two US Residential Mortgage-Backed Securities (RMBS) related civil actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. In one action, the parties have agreed to settle the litigation. The financial impact of the settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position. The other repurchase action is pending.
Government and agency securities civil actions
Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March 2021. The plaintiffs filed an amended complaint. The defendants’ motion to dismiss the amended complaint was granted in March 2022. The plaintiffs are appealing this decision.
In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law. This action remains stayed.
Supranational, Sovereign and Agency bonds civil actions
Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds. The SDNY actions were dismissed and these matters are now concluded.
In the Federal Court of Canada action, the parties have reached a settlement in principle, which will require court approval. The financial impact of the settlement is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position.

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Financial Statement Notes
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Three putative class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs’ claims were dismissed in November 2020 and June 2022 and the plaintiffs’ motion for class certification is pending. In the California action, the California appeals court reversed the dismissal of the plaintiffs’ claims in April 2023. In the Illinois action, the defendants have reached a settlement in principle with the Attorney General for the State of Illinois to resolve the litigation, which is subject to approval by the court. The financial impact of the settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. The plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021 and the plaintiffs have appealed the dismissal.
Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.
In 2018, trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and BCI based on similar allegations with respect to trueEX LLC’s development of an IRS platform. In 2017, Tera Group Inc. filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit Default Swaps market. In 2018 and 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Master Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In April 2021, the trial court entered judgement in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. BDC appealed. In January 2022, the appellate court reversed the trial court’s summary judgment decision in favour of Barclays Bank PLC and remanded the case to the lower court for further proceedings. The parties have filed cross-motions on the scope of trial. The trial has been adjourned pending a decision on the motions and any subsequent appeal.
In 2011, BDC’s investment advisor, BDCM Fund Adviser, LLC and its parent company, Black Diamond Capital Holdings, LLC also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Master Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. This case is currently stayed.
Civil actions in respect of the US Anti-Terrorism Act
There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed, and judgment was entered, in January 2023. The court later gave the plaintiffs until December 2023 to make a motion to vacate the judgment. The plaintiffs have also petitioned for US Supreme Court review. In the other two dismissed actions in the EDNY, the court gave plaintiffs until September 2023 to serve amended complaints. This was also the case for the fourth action in the EDNY. Those actions, as well as the two other actions in the EDNY, are currently stayed. Out of the two actions in the SDNY, the court granted the defendants’ motion to dismiss the first action. That action is stayed and the second SDNY action is stayed pending any appeal on the dismissal of the first.
Shareholder derivative action
In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Barclays Bank Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the

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Financial Statement Notes
individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in April 2022. The plaintiff appealed the decision, and the dismissal was unanimously affirmed in June 2023 by the First Judicial Department in New York. The plaintiff has sought leave to appeal the First Judicial Department’s decision to the New York Court of Appeals.
Derivative transactions civil action
In 2021, Vestia a Dutch housing association brought a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2011, seeking damages of £329m. Barclays Bank PLC is defending the claim and has made a counterclaim.
Skilled person review in relation to historic timeshare loans and associated matters
Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, was required by the FCA to undertake a skilled person review in 2020 following concerns about historic affordability assessments for certain loans to customers in connection with timeshare purchases. The skilled person review was concluded in 2021. CFS complied fully with the skilled person review requirements, including carrying out certain remediation measures. CFS was not required to conduct a full back book review. Instead, CFS reviewed limited historic lending to ascertain whether its practices caused customer harm and is remediating any examples of harm. This work is expected to be substantially completed during 2023, utilising provisions booked to account for any remediations.
Over-issuance of securities in the US
In March 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its US shelf registration statements. As a result, Barclays Bank PLC commenced a rescission offer on 1 August 2022, by which Barclays Bank PLC offered to repurchase relevant affected securities from certain holders, which expired on 12 September 2022. Further, in September 2022, the SEC announced the resolution of its investigation of Barclays PLC and Barclays Bank PLC relating to such over-issuance of securities. The Barclays Bank Group has engaged with, and responded to inquiries and requests for information from, various other regulators who may seek to impose fines, penalties and/or other sanctions as a result of this matter.
Furthermore, Barclays Bank PLC and/or its affiliates may incur costs and liabilities in relation to private civil claims which have been filed and may face other potential private civil claims, class actions or other enforcement actions in relation to the over-issuance of securities. By way of example, in September 2022, a purported class action claim was filed in the US District Court in Manhattan seeking to hold Barclays PLC, Barclays Bank PLC and former and current executives responsible for declines in the prices of Barclays PLC’s American depositary receipts, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures. The defendants have moved to dismiss the case. In addition, holders of a series of ETNs have brought claims against Barclays PLC, Barclays Bank PLC, and former and current executives and board members in the US alleging, among other things, that Barclays’ failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders’ alleged losses following the suspension of further sales and issuances of such series of ETNs. Two such actions are purported class actions that the plaintiffs have moved to consolidate into a single action in federal court in New York.
A contingent liability exists in relation to civil claims or any further enforcement actions taken against Barclays Bank PLC and/or its affiliates, but Barclays Bank PLC is unable to assess the likelihood of liabilities that may arise out of such claims or actions.
Any liabilities, claims or actions in connection with the over-issuance of securities under Barclays Bank PLC’s US shelf registration statements could have an adverse effect on Barclays Bank PLC’s and the Barclays Bank Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.
HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax
In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. HMRC’s decision has been appealed to the First Tier Tribunal (Tax Chamber).
FCA investigation into transaction monitoring
The FCA has been investigating Barclays’ compliance with UK money laundering regulations and the FCA’s rules and Principles for Businesses in an investigation which is focussed on aspects of Barclays’ transaction monitoring in relation to certain business lines now in Barclays Bank UK PLC. Barclays has been co-operating with the investigation and responding to information requests.

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Financial Statement Notes
General
The Barclays Bank Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Barclays Bank Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.
The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Barclays Bank Group is or has been engaged. The Barclays Bank Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.
At the present time, Barclays Bank PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank PLC’s results, operations or cash flows for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.
12. Related party transactions
Related party transactions in the half year ended 30 June 2023 were similar in nature to those disclosed in the Barclays Bank PLC Annual Report 2022. No related party transactions that have taken place in the half year ended 30 June 2023 have materially affected the financial position or performance of the Barclays Bank Group during this period.
During the six month ended 30 June 2023, Barclays Bank PLC acquired the entire issued share capital of Barclays Asset Management Limited and Barclays Investment Solutions Limited along with certain other assets and liabilities, business guarantees and business contracts (together with the transfer of associated employees of Barclays Bank UK PLC) from Barclays Bank UK PLC. See Note 14 Barclays Bank PLC parent company information for further details.
13. Interest rate benchmark reform

Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR became a priority for global regulators. The FCA and other global regulators instructed market participants to prepare for the cessation of most LIBOR rates after the end of 2021, and to adopt “Risk Free Rates” (RFRs).

Barclays established a Barclays Group-wide LIBOR Transition Programme, which aims to drive strategic execution and identify, manage and resolve keys risks and issues as they arise.

Whilst EUR and CHF LIBOR ceased to be published after 31 December 2021, a synthetic version of GBP and JPY LIBOR was made available for certain tenors for a limited period of time, to mitigate the risk of widespread disruption to legacy contracts which had not transitioned by end-2021.

•Synthetic JPY LIBOR tenors ceased permanently at the end of 2022 in line with an announcement made by the FCA on 29 September 2022.
•1- and 6-month synthetic GBP LIBOR tenors ceased permanently after 31 March 2023 in line with the announcement made by the FCA on 29 September 2022.
•3-month synthetic GBP LIBOR remains available until 31 March 2024 as per an announcement made by the FCA on 23rd November 2022.

In addition, GBP LIBOR ICE Swap Rate and JPY LIBOR Tokyo Swap Rate ceased to be published at the end of 2021.

All of the Barclays Bank Group’s exposure to JPY LIBOR and JPY LIBOR Tokyo Swap Rates and to 1- and 6-month GBP LIBOR have now been remediated with only residual exposure remaining to 3-month synthetic GBP LIBOR and GBP LIBOR ICE Swap Rates.

For USD LIBOR, certain actively used tenors continued to be published after 2021. However, in line with the US banking regulators’ joint statement, the Barclays Bank Group ceased issuing or entering into new contracts that use USD LIBOR as a reference rate from 31 December 2021, other than in relation to those allowable use cases set out under the FCA’s prohibition notice (ref 21A). The overnight and 12-month USD LIBOR tenors ceased to be published after 30 June 2023,

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Financial Statement Notes
with synthetic versions of the 1-, 3- and 6-month USD LIBOR tenors made available for a limited period of time until 30 September 2024. The synthetic versions are for use in legacy contracts only, to help ensure an orderly wind-down of USD LIBOR, as outlined in a statement made by the FCA on 3 April 2023.

In addition, the USD LIBOR ICE Swap Rate ceased to be published at the end of June 2023.

During H123, the Barclays Group-wide LIBOR Transition Programme focused on the remediation of its exposure to the benchmarks which ceased at the end of June 2023. The majority of the Barclays Bank Group’s’ exposure to those rates is now considered remediated contractually via central clearing counterparties (CCP) led conversions for cleared derivatives and actively negotiated conversion or insertion of fallbacks to RFRs for other products. In addition to this, whilst active transition and fallback insertion were attempted in most cases, there were also exposures under certain US law governed contracts which were transitioned pursuant to the US Federal Legislation (the Adjustable Interest Rate (LIBOR) Act) at the end of June 2023.

The Barclays Bank Group continues to (i) identify, manage and mitigate key risks and issues as they arise, (ii) work with clients and counterparties to remediate any trades which remain on synthetic LIBOR or on the GBP or USD LIBOR ICE Swap Rates and (iii) remain on track to meet the associated industry deadlines.
14. Barclays Bank PLC parent company information
Investments in subsidiaries
In May 2023, Barclays Bank PLC acquired the entire issued share capital of Barclays Asset Management Limited and Barclays Investment Solutions Limited along with certain other assets and liabilities, business guarantees and business contracts (together with the transfer of associated employees of Barclays Bank UK PLC) from Barclays Bank UK PLC. Consideration of £3 was paid by Barclays Bank PLC, which represented the fair value of the transferring businesses. Barclays Bank Group recognised the difference between the carrying value of the net assets acquired and the cash consideration paid directly in equity as a £124m merger reserve within Other reserves.

During the period, Barclays Bank PLC injected €150m (£130m) of additional capital into its subsidiary Barclays Bank Ireland PLC by way of a subscription for ordinary shares. This capital injection was subsequently fully impaired. The carrying value of the investment in Barclays Bank Ireland PLC at 30 June 2023 was £2.5bn.

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Other Information

				% Change[2]
Exchange rates[1]	30.06.23	31.12.22	30.06.22	31.12.22	30.06.22
Period end - USD/GBP	1.27	1.21	1.22	5%	4%
6 month average - USD/GBP	1.23	1.18	1.30	4%	(5)%
3 month average - USD/GBP	1.25	1.17	1.26	7%	(1)%
Period end - EUR/GBP	1.16	1.13	1.16	3%	—%
6 month average - EUR/GBP	1.14	1.16	1.19	(2%)	(4%)
3 month average - EUR/GBP	1.15	1.15	1.18	—%	(3%)

For further information please contact

Investor relations	Media relations
Adam Strachan +1 212 526 8442	Thomas Hoskin +44 (0) 20 7116 4755
James Johnson +44 (0) 20 7116 7233

More information on Barclays Bank PLC can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 1026167.
1The average rates shown above are derived from daily spot rates during the period.
2The change is the impact to GBP reported information.

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Glossary of Terms
Glossary of terms
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in the CRR largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their applicable local regulators.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of depository shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ As per the PRA rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. Through the Prudential Regulation Committee, the BoE exercises control over the PRA.

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Glossary of Terms
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted Loan to Value (LTV) ratio is calculated using the following formula: LTV = ((loan 1 balance x Marked to market (MTM) LTV% for loan 1) + (loan 2 balance x Marked to market (MTM) LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Barclaycard Consumer UK’ The UK Barclaycard business.
‘Barclays’ or ‘Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Operating Businesses’ The core Barclays businesses operated by Barclays UK (which consists of the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses) and Barclays International (which consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses).
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Group.
‘Barclays International’ The segment of Barclays with the majority of businesses held by Barclays Bank PLC.  The division consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses.
‘Barclays UK’ The segment of Barclays with the majority of businesses held by Barclays Bank UK PLC.  The division includes the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ Serves business clients, from high growth start-ups to small and medium-sized businesses, with specialist advice for their business banking needs.
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young fast growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the Investment Bank.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer is to let the property at origination.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set

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out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the Countercyclical Capital Buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package, amends the CRD. These amendments entered into force from 27 June 2019, with EU member states required to adopt the measures within Directive (EU) 2019/878 by 28 December 2020. CRD forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.
‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity, as amended by Regulation (EU) 2019/876 (CRR II). CRR, as amended by CRR II, forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II were introduced between 27 June 2019 and 28 June 2023. Following a consultation process in 2021, the PRA finalised their implementation of the CRR II package through Policy Statement 22/21. The finalised requirements were implemented in the UK through the PRA Rulebook with effect from 1 January 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a Central Counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of its clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Climate risk’ The impact on Financial and Operational Risks arising from climate change through physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.
–Physical risks: Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and floods. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.
–Transition risks: The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.
–Connected risks: The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.
‘CLOs and Other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans.
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.

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‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the O-SII buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, staff training, redundancy costs and retirement costs.
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as ‘Conduct Risk’) and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk ‘LRR Risk’.
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Consumer, Cards and Payments (CC&P)’ Comprises the International Cards and Consumer Bank (including Barclays US Consumer Bank and Barclaycard Germany), Payments (including merchant acquiring and commercial payments) and Private Bank businesses.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility (CCFF)) adversely impacted by COVID-19. The CLBILS scheme provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee. This scheme ended on 31 March 2021.
‘Corporate and Investment Bank (CIB)’ The Investment Banking, Corporate Banking and Global Markets businesses which form part of Barclays International.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Cost: income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.

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‘Cost: income ratio’ Total operating expenses divided by total income.
‘Countercyclical Capital Buffer (CCyB)’ An additional buffer introduced as part of the CRD IV package that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Financing Facility (CCFF)’: Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows. The Bank of England provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acted as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.
‘CRD IV’ The Fourth Capital Requirements Directive, comprising an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements, and which implements Basel 3 in the European Union.
‘CRD V’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements, and which implements enhanced Basel 3 proposals in the European Union.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’. Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

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‘Customer deposits’ In the context of the Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost”.
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘DBRS’ DBRS Morningstar, a credit rating agency.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the PD risk.
‘Default fund contributions’ The contribution made by members of a Central Counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Delinquency’ See ‘Arrears’.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the Prudential Regulation Authority (PRA).
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of CIB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

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‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding the UK), Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 20 European Union countries that have adopted the Euro as their common currency. The 20 countries are Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Exchange-traded notes (ETNs)’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
‘FICC' Represents Macro (including rates and currency), Credit and Securitised products, part of CIB.
‘Financial Policy Committee (FPC)’ The Bank of England’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of customers of authorised financial services firms that are unable to pay claims.

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‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency, including Fitch Ratings Inc. and its subsidiaries.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan subject to applicable law and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of global systemically important banks.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
‘G-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
’Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

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‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Gross new lending’ New lending advanced to customers during the period.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses.
‘High-Net-Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.
‘High quality liquidity assets (HQLA)’ HQLA comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the US.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS’ International Financial Reporting Standards (IFRS).
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate

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interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s Net Interest Margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Group identifies, manages and qualifies the risks it is exposed to, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘IRB Roadmap’ Introduction of several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. PRA required UK firms to implement these changes from 1 January 2022.
‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses, which forms part of the Corporate and Investment Bank segment of Barclays International.
‘Investment Banking Fees’ In the context of Investment Bank analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association, commonly known as “ISDA”.
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach (AMA) calculation of regulatory and economic capital requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible capital.
‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.
‘Lending’ In the context of Investment Bank analysis of Total Income, lending income includes Net Interest Income (NII), gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

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‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, Covered Bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of High quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include cash and claims on central governments and central banks.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework, which is sanctioned by the Board Risk Committee, incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate (LLR)’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio’.
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.

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‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). CRD IV places restrictions on a bank’s dividend, AT1 coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial Instruments Regulation 600/2014 (as amended from time to time), which together are European Union law that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable.
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency, including Moody’s Investors Service, Inc. and its subsidiaries.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘National discretion’ Discretions in CRD given to EU member states to allow the local regulator additional powers in the application of certain CRD rules in its jurisdiction.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Net Interest Income (NII) divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.

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‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.
‘Non-Model Method (NMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that O-SIIs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system. As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaced the CRD IV Systemic Risk Buffer.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over issuance of Securities’ Over-issuance of securities under Barclays Bank PLC’s US shelf registration statements on Form F-3 filed with the US Securities and Exchange Commission in 2018 and 2019.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

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‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Personal Banking’ The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market risk and operational risk.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivatives, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC Annual Report.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

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‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in CRR Article 154.4. It includes most types of credit card exposure.
‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a Reverse repurchase agreement or Reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Re-securitisations’ The repackaging of securitised products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.
‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on their terms.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the

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expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover of up to £5m.
‘Return on average Risk Weighted Assets’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Return on average allocated tangible equity’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.
‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
–new business and maturing loans
–changes in product mix and exposure growth for existing portfolios
–book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
–PD migration and LGD changes driven by economic conditions
–ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
–updates to existing model inputs driven by both internal and external review
–model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.

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Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes. This includes, but is not exclusive to:
–updates to RWA calculation methodology, communicated by the regulator
–the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.
Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US Treasury securities in the repurchase agreement (Repo) market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower.
‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement in accordance with Article 429g of CRR, as amended by CRR II.
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.

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‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach as described in CRR Article 147.8. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in CRR Article 153.5.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million. This is defined in accordance with Commission Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed as part of the UK implementation of CRR II from 1 January 2022. Since 1 January 2022, software assets are fully deducted from CET 1 capital.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency, including S&P Global Inc. and its subsidiaries.
'Standardised Approach for Counterparty Credit Risk (SA-CCR)' The approach for the calculation of Exposure at Default for derivative and long-settlement transactions introduced in the UK under CRR II from 1 January 2022.  This is a more risk sensitive approach that replaces the Current Exposure Method (CEM) and Standardised Method (SM) applicable under CRR.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of IFRS.
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.
‘Sterling Over Night Index Average (SONIA)’ Reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the Bank of England.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under Article 352(2) of the CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of

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its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any long FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘The Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III and applicable to banks’ wholesale trading activities.
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to its own Operational and Compliance Risks, as well as with respect to the Legal Risk to which Barclays is exposed.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital for the purposes of CRR.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.

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‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL)’.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or not otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.
‘UK Bank Levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using ‘Sterling Overnight Index Average (SONIA)’ as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.

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‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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